

SEC   08033434   ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40998

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___10/01/07___ AND ENDING___09/30/08___

                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Trading Inc

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

5968 Orchard Drive
                              (No. and Street)

Cincinnati   Ohio   45230
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert W. Slemmer   513-579-1000
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rohrkemper Ossege & Combs, Ltd.
                    (Name – if individual, state last, first, middle name)

720 E Pete Rose Way Suite 100   Cincinnati   Ohio   45202
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 1 6 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SECURITIES TRADING, INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED SEPTEMBER 30, 2008
WITH
INDEPENDENT AUDITOR'S REPORT

CONTENTS



Rohrkemper Ossege & Combs, Ltd.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Independent Auditor's Report

The Stockholder
Securities Trading, Inc.
Cincinnati, OH

We have audited the accompanying statement of financial condition of Securities Trading, Inc. (the Company) as of September 30, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Securities Trading, Inc. as of September 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rohrkemper Ossege & Combs, Ltd.

November 25, 2008

720 East Pete Rose Way • Suite 100 • Cincinnati, OH 45202
513-241-4507 • 513-241-5637 Fax
www.roc-cpa.com

SECURITIES TRADING, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2008

ASSETS

Assets:

Cash and cash equivalents	$	18,371
Marketable securities		53,956
Receivable from clearing broker		1,922
Furniture and equipment, at cost less		
accumulated depreciation of $54,845		35,265
	$	109,514

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued liabilities	$	2,218
Deferred tax liabilities		786
Total Liabilities		3,004

Stockholder's Equity:

Common stock, no par value, 750 shares	
authorized, 100 issued and outstanding	100
Additional paid-in capital	55,464
Retained earnings	53,641
Accumulated other comprehensive income	(2,695)
Total Stockholder's Equity	106,510

Total Liabilities and Stockholders' Equity	$	109,514

See accompanying notes.

1. **Summary of significant accounting policies**

   Nature of operations – The Company is registered as a broker-dealer under the examining authority of the Financial Industry Regulatory Authority. The Company, on a fully disclosed basis, clears customer transactions through an unaffiliated broker-dealer who also maintains the customer accounts.

   Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

   Cash equivalents – Liquid investments with maturities of three months or less when purchased are considered cash equivalents.

   Marketable securities – Marketable securities consist of corporate stock, are stated at market value and are classified as available for sale. The resulting difference between cost and market is included in other comprehensive income. The first-in first-out method is used to determine realized gains or losses.

   Receivables – Receivables from clearing broker are commissions earned but not yet paid. The Company periodically reviews all receivables and records an allowance for doubtful accounts when it becomes unlikely to be collected. As of September 30, 2008 no allowance for doubtful accounts has been recorded as the Company believes all amounts are collectible.

   Property and equipment – Property and equipment are recorded at cost reduced by accumulated depreciation. Depreciation expense is recognized over the assets' estimated useful lives using straight-line and accelerated methods. Estimated useful lives range from 3 to 7 years. Leasehold improvements are amortized over the shorter of the remaining term of the lease or the useful life of the improvement using the straight-line method. Depreciation expense was $1,663 in 2008.

   Revenue recognition – The Company records revenues and expenses (commissions and brokerage expenses) directly related to security transactions on a settlement date basis, which approximates trade date basis.

   Advertising – The Company records expense for advertising when liability is incurred. Advertising expense was $0 in 2008.

SECURITIES TRADING, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2008

1. **Summary of significant accounting policies - continued**

   Income taxes – Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax basis of assets and liabilities.

2. **Concentration of Credit Risk**

   The Company has a retail and institutional customer base located generally in Ohio, Indiana and Kentucky. Under the correspondent agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance sheet risk of loss in the event customers are unable to fulfill contractual obligations.

3. **Related Party Transactions**

   The Company rents office space under an operating lease agreement with its sole shareholder. Rent expense amounted to approximately $18,000 in 2008. Future lease commitments are on a month to month basis.

4. **Net Capital Requirements**

   The Company is subject to the uniform net capital rule of the Securities and Exchange Commission (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital not exceed 15 to 1 (as those terms are defined by the Rule). In addition, equity capital may not be withdrawn if the resulting net capital rates would exceed 10 to 1. At September 30, 2008, the Company had net capital of $63,152 which was $13,152 greater than its required net capital of $50,000. The company's net capital ratio was .05 to 1.

5. **Income Taxes**

   Deferred tax liabilities of $786 in the accompanying statement of financial condition, result from differences in book and tax depreciation lives and methods and unrealized gains on marketable equity securities as of September 30, 2008.

